UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Flat Rock Capital Corp.

(Name of Subject Company (Issuer))

Flat Rock Capital Corp.

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Robert K. Grunewald

Chief Executive Officer

Flat Rock Capital Corp.

1350 6th Avenue, 18th Floor

New York, NY 10019

(212) 596-3413

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1401 Eye Street, N.W.

Washington, DC 20005

(202) 408-5153

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$5,679,070.85	$707.04

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 283,529 shares of common stock, par value $0.001 per share, of Flat Rock Capital Corp. at a price equal to $20.03 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2018, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $707.04	Filing Party: Flat Rock Capital Corp.
Form or Registration No.: Schedule TO	Date Filed: June 26, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 26, 2018 by Flat Rock Capital Corp., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 283,529 shares of its issued and outstanding common stock, par value $0.001 per share (“Common Stock”), at a price equal to the net asset value per share on July 26, 2018. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated June 26, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer expired at 11:59 P.M., Central Time, on July 26, 2018 (the “Expiration Date”). As of the Expiration Date, 20,000 shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased all 20,000 shares of Common Stock validly tendered and not withdrawn at a price equal to $20.03 per share for an aggregate purchase price of approximately $400,600.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018

Flat Rock Capital Corp.

By:	/s/ Robert K. Grunewald
Name:	Robert K. Grunewald
Title:	Chief Executive Officer